SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
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Schedule 13D

Under the Securities Exchange Act of 1934

HALO TECHNOLOGY HOLDINGS, INC.
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(Name of Issuer)

Common Stock, $0.00001 par value
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(Title of Class of Securities)

40637E106
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(CUSIP Number)

___________________________

Adam Benowitz
Vision Opportunity Master Fund Ltd.
20 W. 55th Street, 5th Floor
New York, New York 10019

with a copy to:

Barry J. Siegel, Esquire
Klehr, Harrison, Harvey, Branzburg & Ellers, LLP
260 South Broad Street
Philadelphia, PA 19102
(215) 568-6060
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2006
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40637E106	Page 2 of pages 6

	1.	NAME OF REPORTING PERSON Vision Opportunity Master Fund Ltd. EIN 27-0120759
	2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
	3.	SEC USE ONLY
	4.	SOURCE OF FUNDS WC
	5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
	6.	CITIZENSHIP OR PLACE OR ORGANIZATION The Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 1,750,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,750,000
	10.	SHARED DISPOSITIVE POWER 0
	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,000
	12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2%[1]
	14.	TYPE OF REPORTING PERSON CO2

(1) Based upon 5,601,548 issued and outstanding shares of Common Stock as of February 11, 2006, as reported in the Issuer’s Form 10QSB/A filed for the period ended December 31, 2005. The shares beneficially owned by the Reporting Person consist of 1,000,000 shares issuable upon conversion of a convertible promissory note in the principal amount of $1,250,000 and 750,000 shares issuable upon exercise of a warrant. The note and the warrant provide that the number of shares that may be acquired by the Reporting Person, together with any other shares held by the Reporting Person, cannot exceed 9.99% of the total number of issued and outstanding shares of Issuer’s common stock.

(2) Adam Benowitz, in his capacity as Managing Member of the Reporting Person, has ultimate dispositive power over the shares held by the Reporting Person. Mr. Benowitz disclaims beneficial ownership of the shares disclosed herein.

CUSIP No. 40637E106	Page 3 of pages 6

Item 1. Security and Issuer.

This statement relates to shares of common stock, par value $0.00001 per share (the “Common Stock”), of Halo Technology Holdings, Inc. (the “Company” or the “Issuer”), a corporation organized under the laws of the State of Nevada. The address of the Issuer’s principal executive offices is 200 Railroad Avenue, 3rd Floor, Greenwich, CT 06830.

Item 2. Identity and Background.

(a)  This Schedule 13D is filed by Vision Opportunity Master Fund Ltd. (the “Reporting Person”). Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, and (c) present principal occupation or employment, and the name and principal business address of any corporation or other organization in which such employment is conducted, for each director and executive officer of the Reporting Person (the “Directors and Officers”).

(b) The business address for the Reporting Person is 20 W. 55th Street, 5th Floor, New York, NY 10019.

(c)  The principal business of the Reporting Person is making and managing investments for private investors.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the knowledge of the Reporting Person, during the last five years, none of its Directors or Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of the Reporting Person, none of its Directors and Officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: The Cayman Islands

CUSIP No. 40637E106	Page 4 of pages 6

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person used funds used in its ordinary course of business to purchase the securities described in Item 5 below.

Item 4. Purpose of the Transaction.

This Schedule 13D relates to the Reporting Person’s purchase of the Note. The Note was purchased by the Reporting Person for investment purposes only.

Other than the sale of its shares of Common Stock in ordinary brokerage transactions, the Reporting Person does not have any definitive present plans or proposals which will relate to or would result in any of the events or actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)  The Reporting Person beneficially owns 1,750,000 shares, or 31.2% of the outstanding Common Stock consisting of 5,601,548 shares of Common Stock outstanding as of February 11, 2006. The shares beneficially owned by the Reporting Person consist of 1,000,000 shares issuable upon conversion of a convertible promissory note in the principal amount of $1,250,000 (the “Note”) and 750,000 shares issuable upon exercise of a warrant (the “Warrant”). The Note and the Warrant provide that the number of shares that may be acquired by the Reporting Person, together with any other shares held by the Reporting Person, cannot exceed 9.99% of the total number of issued and outstanding shares of Issuer’s common stock.

(b) The Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition the Note, the Warrant and the 1,750,000 shares of Common Stock issuable upon conversion and exercise thereof.

(c) Except as set forth in Items 3 and 4 above, the Reporting Person has not effected any transactions in the securities of the Issuer during the past sixty days.

(d) To the knowledge of the Reporting Person, no person, other than the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings, or Relationships with Respect to the Issuer.

The matters set forth in Item 4 are incorporated in this Item 6 by reference.

CUSIP No. 40637E106	Page 5 of pages 6

Item 7.  Material to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2007

VISION OPPORTUNITY MASTER FUND LTD.

By:	/s/ Adam Benowitz
Name: Adam Benowitz
Title: Managing Partner

CUSIP No. 40637E106	Page 6 of pages 6

Schedule I

The following information sets forth the (a) name, (b) citizenship, and (c) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of the Reporting Person. Except as indicated below, the business address of each director and executive officer of the Reporting Person is 20 W. 55th Street, 5th Floor, New York, New York 10019. Each of the directors and executive officers of the Reporting Person is a citizen of the United States.

DIRECTORS:
Name	Present Occupation and Employer Address

Adam Benowitz	Vision Capital Advisors, LLC
317 Madison Avenue, Suite 1220
New York, NY 10017

Robert Arnott	Appleby Spurling Hunter
P.O. Box 31695
George Town, Grand Cayman
Cayman Islands, BWI

John Lawless	BISYS Hedge Fund Services (Cayman) Ltd.
Cayman Corporate Centre
P.O. Box 1748 GT
27 Hospital Road
George Tow, Cayman
Cayman Islands, BWI

EXECUTIVE OFFICERS:

Name	Title of Reporting Person

Adam Benowitz	Managing Partner